April 21, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Calvert Social Index Series, Inc.
SEC File Nos. 811-098771 and 333-34122
Post-Effective Amendment No. 29
Accession Number: 0001105446-15-000020

Attn: Valerie Lithotomos

This filing is being made to reflect those changes made in response to comments that I received from you on March 20, 2015 on the Rule 485(a) filing for the creation of the Calvert U.S. Large Cap Growth Responsible Index Fund and the Calvert U.S. Large Cap Value Responsible Index Fund (to go effective on May 15, 2015), as follows:

With respect to the prospectuses:

•	Fill-in the expense tables and applicable footnotes

•	Note: The fee waiver agreement will be included in the exhibits following effectiveness of the Funds.

•	Provide additional detail about the S-NET 1000 Index

•	Include discussion of "indexing" under the Principal Investment Strategies section

•	Include discussions of "growth investing" and “value investing”, as applicable to the respective Funds, under the Principal Investment Strategies section

•	Expand "responsible investing" risk

•	Include summary details of the "Calvert Principles"

•	Please note that the Special Equities Program will not be offered for these Funds.

With respect to the SAI:

•	Include disclosure on "repurchase agreements" under the Principal Investment Policies and Risks section

•	Include disclosure on "foreign securities" under the Principal Investment Policies and Risks section

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Please note that with the removal of the Special Equities Program, the only reference to below-investment grade, high yield debt securities (defined as "junk bonds") is included under the High Social Impact Investments program.

In addition, I can confirm that we do not intend to hedge in either of these Funds. I also want to highlight that disclosure is included in the prospectus under the Principal Investment Strategies section to provide shareholders with 60 days’ notice prior to materially changing the investment policy.

As always, please feel free to contact me at 301-951-4858 with any questions or if you require further information.

Sincerely,

/s/ Ivy Wafford Duke

Ivy Wafford Duke
Acting General Counsel

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